Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports First Quarter Results for Fiscal 2012

TORONTO, CANADA, November 11, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2011.

Q1 2012 HIGHLIGHTS
•
Completed a unit offering of 5,484,000 units at a price of $0.40 per unit, representing gross proceeds of approximately $2.2 million.  Each unit is comprised of one common share and one common share purchase warrant.  In connection with the offering a director of the Corporation, Mr. Abramson, provided a commitment letter to the Corporation to guarantee that total funding to be provided to the Corporation by November 30, 2011 would be at least $4 million.  Following the completion of the unit offering, the remaining funding commitment is $1.8 million. Should Lorus be unable to secure financing from other sources prior to November 30, 2011 Mr. Abramson has agreed to provide $1.8 million to Lorus by way of equity investment or promissory note.

•	Allowed an Australian patent for Lorus’ lead small molecule anticancer drug LOR-253.
•
Continued enrolment in our LOR-253 Phase I clinical trial, which is being conducted at Memorial Sloan-Kettering Cancer Center in New York.  The main objectives of the clinical trial include safety profile, pharmacokinetics, antitumor activity, and recommended dose of LOR-253 for subsequent Phase II trials.

FINANCIAL RESULTS
Our net loss for the three months ended August 31, 2011 was $1.1 million ($0.06 per share) compared with $1.2 million ($0.12 per share) during the same period in fiscal 2011. Increased research and development expenditures of $75 thousand due to increased spending on our LOR-253 Phase I clinical development program as well as increased stock based compensation of $10 thousand offset by lower general administrative expenses of $85 thousand primarily due to $95 thousand in financing fees related to a proposed financing terminated during the quarter ended August 31, 2010 resulted in the overall decrease in net loss during the quarter.

We utilized cash of $1.1 million in our operating activities in the three months ended August 31, 2011 compared with $661 thousand in the same period in the prior year.  The increase is primarily a result of delayed payment of accounts payable and accrued liabilities balances in the three months ended August 31, 2010 which reduced cash outflows in the quarter.

At August 31, 2011, we had cash and cash equivalents and short-term investments of $1.7 million compared to $911 thousand at May 31, 2011.

Research and development expenses totaled $589 thousand in the three months ended August 31, 2011 compared to $514 thousand during the same period in the prior year.  Research and development costs consist of the following:

Three months ended August 31,
	2011	2010

Stock based compensation	26	16
Depreciation of equipment	9	10
Program costs	554	488
Total	589	514

Program costs by program:
Small molecules:	554	349
RNA-Targeted Therapies:	-	139
Immunotherapy	-	-
Total	554	488

The increase in research and development costs during the three months ended August 31, 2011 is due to increased stock based compensation of $10 thousand resulting from larger than usual stock option grants in fiscal 2011 as well as increased program spending of $66 thousand.

We are not continuing to develop our RNA-targeted therapies from our own resources and are currently seeking partnership to further advance these technologies.  As such there were no expenditures related to this program during the quarter.  The research and development expenditures related to our small molecule program increased in comparison with the same quarter last year due to the ongoing Phase I clinical trial of LOR-253 initiated in January 2011.

General and administrative expenses totaled $533 thousand for the three months ended August 31, 2011 compared to $618 thousand in the same period in the prior year.

Three months ended August 31,
	2011	2010

Stock based compensation	53	24
Depreciation of equipment	3	4
General and administrative, excluding salaries	257	343
Salaries	220	247
Total	533	618

General and administrative costs have decreased in the three months ended August 31, 2011 compared with the prior year primarily due to $95 thousand in financing fees related to a proposed financing terminated during the quarter ended August 31, 2010 offset by higher accounting costs associated with the transition to IFRS. Salary costs are lower in the current quarter due to a reduction in headcount.  Stock based compensation expense is higher for the three months ended August 31, 2011 resulting from larger than usual stock option grants in fiscal 2011

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended
(Canadian dollars)	Aug. 31, 2011	Aug. 31, 2010
REVENUE	$-	$-

EXPENSES
Research and development	589	514
General and administrative	533	618
Operating expenses	1,122	1,132
Finance expense	-	28
Finance income	(2)	(4)
Net financing expense (income)	(2)	24
Net loss and total comprehensive loss for the period	1,120	1,156
Basic and diluted loss per common share	$0.06	$0.12

Weighted average number of common shares
outstanding used in the calculation of
Basic and Diluted loss per common share	17,513	9,933

Annual and Special Meeting
Lorus will hold the Annual and Special Meeting of its Shareholders (the “Meeting”) at the Hyatt Regency, 370 King Street West, Toronto, Ontario on Tuesday, November 29, 2011 at 10:00 a.m. (Toronto time).

At the Meeting the following items of business will be covered:

1.	receiving the financial statements of the Corporation for the financial year ended May 31, 2011, including the auditors' report;

2.	electing directors;

3.	appointing KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to consider, and if deemed advisable, approve the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation;

5.
to consider, and if deemed advisable, pass a resolution in the form included in the Management Information Circular dated October 28, 2011 approving amendments to the terms of certain outstanding common share purchase warrants of the Corporation (the “November 2010 Warrants”) that were issued as part of the rights offering of the Corporation completed in November 2010; and

6.	to transact such other business as may be properly brought before the Meeting.

The Corporation would like to amend the exercise price of the November 2010 Warrants from the $1.33 current exercise price to an exercise price equal to the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange (the “TSX”) on the date of the approval of the shareholders to such amendment at the Meeting, plus a 10% premium (to be rounded up).  While the exact price of the warrants will be determined on November 29, 2011 if the warrants were repriced as at November 9, 2011 the five day VWAP would be $0.25, resulting in a revised warrant exercise price of $0.28. The TSX has conditionally approved such amendment.

The current exercise price of the November 2010 Warrants is $1.33 which is significantly above the current trading price of the Corporation’s common shares. It is the Corporation’s view that the likelihood that any of the November 2010 Warrants being exercised is unlikely at the current exercise price. Therefore, Lorus believes amending the exercise price of the November 2010 Warrants would likely provide the Corporation with a further means of raising additional capital through the potential exercise of the November 2010 Warrants and thus saving the cost of doing an additional financing.

The November 2010 Warrants are governed by a warrant indenture entered into between Lorus and Computershare Trust Company of Canada (“Computershare”) dated October 4, 2010, as supplemented by a first supplemental indenture dated October 18, 2010 (collectively, the “Warrant Indenture”) available on SEDAR at www.sedar.com. Lorus will enter into a second supplemental indenture with Computershare to provide for the reduction of the exercise price, a copy of which will be filed on SEDAR.  All other material terms of the Warrant Indenture will remain unchanged.

Non-registered holders of the November 2010 Warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the November 2010 Warrants should contact their intermediary holding those November 2010 Warrants for instructions on how to exercise their warrants in accordance with the procedure set forth in the Warrant Indenture.

Please refer to the Corporation’s Management Information Circular available on our website www.lorusthera.com or at www.sedar.com for more details on the matters to be covered at the Meeting.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to continue as a going concern, the ability to find future financing, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue to operate as a going concern; our ability to obtain the substantial capital required to fund research and operations; our lack of product revenues and history of operating losses; our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates; our ability to recruit patients for clinical trials; the progress of our clinical trials; our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement; our ability to find and enter into agreements with potential partners; our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization; clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue; the regulatory approval process; our ability to attract and retain key personnel; our ability to obtain patent protection; our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to comply with applicable governmental regulations and standards; development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; our business is subject to potential product liability and other claims; our ability to maintain adequate insurance at acceptable costs; further equity financing may substantially dilute the interests of our shareholders; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in our annual information form for the fiscal year ended May 31, 2011.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form dated August 26, 2011 for the fiscal year ended May 31, 2011 underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com